Exhibit 99.30
NEWS RELEASE
FOR IMMEDIATE RELEASE:
January 11, 2011
STUDENT TRANSPORTATION COMPLETES MAJOR ACQUISITION IN
WESTERN N.Y.
Builds New Territory; Continues Lockport Company’s 80-Year
Record of Service Excellence
WALL, NJ (January 11, 2011) — Student Transportation Inc. (“STI”)(TSX: STB), North America’s third-largest provider of school bus transportation services, today announced it has completed the acquisition, after the previously announced letter of intent, of Ridge Road Express, Inc., a wholly-owned subsidiary of Grand Island Transit Corporation dba Grand Tours, and Scholastic Transportation Management Services, Inc., all based in Lockport, New York. The transaction and closing were contingent upon meeting certain conditions and receiving various consents and renewals, which have been obtained. Management expects the deal to be immediately accretive to shareholders of its common stock. The acquisition will add over 320 vehicles, annualized revenues of just over US$16 million and six new locations for STI.
“With this acquisition we have completed the second of three previously announced Letters of Intent we signed last month,” said Denis J. Gallagher, Chairman and Chief Executive Officer. “Grand Tours, Ridge Road Express and Scholastic Transportation Management are major new additions to our family. We welcome Tom Weeks and his entire staff to our growing family of companies. Tom will be joining our senior management team and we look forward to his continued leadership. His experience and commitment to the school bus industry, particularly in New York State, is highly regarded by many and fits very well with our on-going operations in New York State.”

The Company utilized availability under its current senior credit facility to fund the acquisition. The transaction share purchase agreement was funded with a combination of cash and stock.
“This merger will strengthen our regional platform and build on our long-term business objectives,” said Gene Kowalczewski, Director of Operations for STI. “I have known Tom for many years and will work closely with him and the staff maintaining and developing new business. Tom has a highly dedicated team of drivers, bus aids, supervisors, and mechanics who will continue to be great assets to the operation. We’re also excited to continue the good work of the Weeks’ Family Foundation Scholarship Program, which, like our STA Education Foundation, seeks to increase awareness of the importance in community service and provides scholarships to high school seniors in communities they serve.”
Commenting on the transaction, Tom Weeks, President of the three companies said, “This was an emotional decision for us. However, when I met Denis Gallagher and the STI team, it wasn’t a hard decision at all. STI has built a tremendous team with a reputation for quality service. It is very much a family business like ours. I am very excited about joining the Student Transportation family of companies and being part of the senior management team. We will still be known locally as Grand Tours, Ridge Road Express, and Scholastic Transportation Management Services, and our drivers and vehicles will continue to provide safe, economical transportation for our charter customers and for thousands of students each year from school districts across Western New York.”
Sun Mergers & Acquisitions based in Hasbrouck Heights, N.J. acted as sole financial advisor for the sellers.
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About Student Transportation
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.
These forward-looking statements reflect STI’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of STI to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what STI believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and STI assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.
INVESTOR CONTACTS:
Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: invest@rideSTA.com
Website: www.rideSTA.com